UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 1)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

OneConnect Financial Technology Co., Ltd.
(Name of the Issuer)

OneConnect Financial Technology Co., Ltd.
Bo Yu Limited
Ping An Insurance (Group) Company of China, Ltd.
(Names of Persons Filing Statement)
Ordinary Shares, par value US$0.00001 each*
American Depositary Shares, each representing thirty (30) Ordinary Shares
(Title of Class of Securities)
68248T204**
(CUSIP Number of Class of Securities)

Rubo Lin
Chief Financial Officer
OneConnect Financial Technology Co., Ltd.
21/24F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
The People’s Republic of China
Tel: +86-21-2066-0625
Yanmei Dong Director Bo Yu Limited Maples Corporate Services (BVI) Limited Kingston Chambers, P.O. Box 173, Road To Tortola, D8, VG1110 British Virgin Island Tel: +86-755-2262-7970
(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and Communications)
With copies to:
Denise Shiu, Esq. Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong Tel: (852) 2532 3752	James Chang, Esq. DLA Piper UK LLP 20th Floor South Tower Beijing Kerry Center No.1 Guanghua Road, Chaoyang District Beijing 100020, PRC Tel: (86) 10 8520 0608	Roy Chan, Esq. DLA Piper UK LLP 36/F, Shanghai World Financial Center 100 Century Avenue, Pudong Shanghai 200120, PRC Tel: (86) 21 3852 2111
This statement is filed in connection with (check the appropriate box):
☐   a.
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐   b
The filing of a registration statement under the Securities Act of 1933.

☐   c
A tender offer.

☒   d
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*
Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares.

**
This CUSIP applies to the American depositary shares, each representing thirty Ordinary Shares.

INTRODUCTION
This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) OneConnect Financial Technology Co., Ltd. (the “Company”), a company incorporated in the Cayman Islands with limited liability, (2) Bo Yu Limited (the “Offeror”), a company incorporated in the British Virgin Islands with limited liability, and (3) Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”), a joint stock company under the laws of the People’s Republic of China (collectively, the “Filing Persons”).
This Transaction Statement relates to the proposal to privatize the Company by way of a scheme of arrangement under the Companies Act (2025 Revision) of the Cayman Islands pursuant to which the Company will become an indirect wholly-owned subsidiary of Ping An Group (the “Scheme”). Pursuant to the Scheme, upon its effectiveness, all of the outstanding ordinary shares other than those held by the Offeror (the “Scheme Shares”) as at the Record Date (as defined in the Scheme Document (defined below), par value US$0.00001 each, of the Company (including the outstanding ordinary shares underlying the Company’s American Depositary Shares (the “ADS”)) (the “Shares”) will be cancelled and extinguished, which will result in a reduction of the issued share capital of the Company. The issued share capital of the Company will then immediately be restored to its former amount by the issuance at par to the Offeror, credited as fully paid, of the Shares equal to the number of Shares cancelled.
The effectiveness of the Scheme is subject to, among other conditions set forth in Item 1 of this Transaction Statement, the approval of certain holders of the Scheme Shares and the approval of certain holders of the Shares, respectively, in a court meeting convened at the direction of the Grand Court of the Cayman Islands at which the Scheme will be voted upon (the “Court Meeting”) and an extraordinary general meeting of the Company convened for the purpose of voting on, among other things, the reduction of the share capital of the Company and its increase immediately thereafter (the “Extraordinary General Meeting”). In connection with the Court Meeting and the Extraordinary General Meeting, the Company will distribute a scheme document (the “Scheme Document”) to the holders of the Shares, a draft copy of which is attached hereto as Exhibit (a)(3)(1). The cross references below show the location in the Scheme Document of the information required to be included in response to the Items of Schedule 13E-3. The responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Scheme Document and the appendices thereto.
All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person. None of the Company, the Offeror or Ping An Group takes responsibility for the accuracy of any information not supplied by such Filing Person. Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Scheme Document.
As of the date hereof, the Scheme Document included in the Schedule 13E-3 is in draft form and the information contained therein is incomplete and is subject to change. The draft Scheme Document has not been approved by the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited, or the Securities and Futures Commission of Hong Kong.
Item 1.
Summary Term Sheet.

The information set forth in the Scheme Document under the following caption is incorporated herein by reference:
•
“Part I Summary Term Sheet”

Item 2.
Subject Company Information.

(a)
Name and Address.   The name of the subject company is OneConnect Financial Technology Co., Ltd. The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 13. Information on the Offeror, Offeror Concert Parties and the Company — Information on the Company”

(b)
Securities.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 2. Terms of the Proposal”

(c)
Trading Market and Price.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Appendix III General Information Relating to the Group — 3. Market Prices”

(d)
Dividends.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 1. Past Contacts, Transactions, Negotiations and Agreements — 1.4 Dividend”

(e)
Prior Public Offerings.   None.

(f)
Prior Stock Purchases.   “Part II U.S. Special Factors — 1. Past Contacts, Transactions, Negotiations and Agreements — 1.3 Transactions in the Company’s Securities”

Item 3.
Identity and Background of Filing Person.

(a)
Name and Address.

OneConnect Financial Technology Co., Ltd., the subject company, is a filing person.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 13. Information on the Offeror, Offeror Concert Parties and the Company — Information on the Company”

Bo Yu Limited, the Offeror and a controlling shareholder of the Company, is a filing person. The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 13. Information on the Offeror, Offeror Concert Parties and the Company — Information on the Offeror and the Offeror Concert Parties”

Ping An Insurance (Group) Company of China, Ltd., a controlling shareholder of the Company, is a filing person. The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 13. Information on the Offeror, Offeror Concert Parties and the Company — Information on the Offeror and Offeror Concert Parties”

•
“Part X Explanatory Memorandum — 13. Information on the Offeror, Offeror Concert Parties and the Company — Directors and executive officers of the Company, the Offeror and Ping An Group”

(b)
Business and Background of Entities.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 13. Information on the Offeror, Offeror Concert Parties and the Company — Information on the Offeror and Offeror Concert Parties”

•
“Part X Explanatory Memorandum — 13. Information on the Offeror, Offeror Concert Parties and the Company — Information on the Company”

(c)
Business and Background of Natural Persons.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 13. Information on the Offeror, Offeror Concert Parties and the Company — Directors and executive officers of the Company, the Offeror and Ping An Group”

Item 4.
Terms of the Transaction.

(a)
Material Terms.

(1)
Tender Offers.   Not applicable.

(2)
Mergers or Similar Transactions.

(i)
A Brief Description of the Transaction.

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part VII Letter from the Board — 2. Terms of the Proposal”

•
“Part X Explanatory Memorandum — 2. Terms of the Proposal”

(ii)
Consideration.

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part VII Letter from the Board — 2. Terms of the Proposal”

•
“Part X Explanatory Memorandum — 2. Terms of the Proposal”

(iii)
Reasons for the Transaction.

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 10. Reasons for and Benefits of the Proposal”

•
“Part II U.S. Special Factors — 2. Purposes, Reasons for, and Benefits of the Proposal”

(iv)
Vote Required for Approval

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part VII Letter from the Board — 15. Scheme Shares, Court Meeting and Extraordinary General Meeting”

•
“Part X Explanatory Memorandum — 3. Conditions of the Proposal and the Scheme”

•
“Part X Explanatory Memorandum — 6. Scheme of Arrangement under Section 86 of the Companies Act and the Court Meeting”

•
“Part X Explanatory Memorandum — 7. Additional Requirements Imposed by Rule 2.10 of the Takeovers Code”

(v)
Material Differences in Rights of Security Holders.

The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 2. Terms of the Proposal”

•
“Part X Explanatory Memorandum — 8. Binding Effect of the Scheme”

•
“Part X Explanatory Memorandum — 17. Scheme Shares, Court Meeting and Extraordinary General Meeting”

(vi)
Material Accounting Treatment.

The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 4. Effects of the Proposal — 4.6 Material Accounting Treatment”

(vii)
Material Federal Income Tax Treatment.

The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 4. Effects of the Proposal — 4.7 U.S. Federal Income Tax Consequences”

(c)
Different Terms.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part VII Letter from the Board — 15. Scheme Shares, Court Meeting and Extraordinary General Meeting”

•
“Part X Explanatory Memorandum — 3. Conditions of the Proposal and the Scheme”

•
“Part X Explanatory Memorandum — 17. Scheme Shares, Court Meeting and Extraordinary General Meeting”

•
“Appendix III General Information Relating to the Group — 4. Disclosure of Interests, Dealings and Other Arrangements”

•
“Part X Explanatory Memorandum — 4. Shareholding Structure of the Company”

•
“Appendix II General Information Relating to the Offeror — 2. Disclosure of Interests”

(d)
Appraisal Rights.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 4. Effects of the Proposal — 4.5. No Appraisal Rights; Court Approval”

(e)
Provisions for Unaffiliated Security Holders.   None.

(f)
Eligibility for Listing or Trading.   Not applicable.

Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(a)
Transactions.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 1. Past Contacts, Transactions, Negotiations and Agreements — 1.1. Past Contacts, Transactions and Negotiations”

(b)
Significant Corporate Events.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 1. Past Contacts, Transactions, Negotiations and Agreements — 1.1 Past Contacts, Transactions and Negotiations”

(c)
Negotiations or Contacts.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part II U.S. Special Factors — 1. Past Contacts, Transactions, Negotiations and Agreements — 1.1 Past Contacts, Transactions and Negotiations”

•
“Part II U.S. Special Factors — 2. Purposes, Reasons for, and Benefits of the Proposal”

(e)
Agreements Involving the Subject Company’s Securities.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 1. Past Contacts, Transactions, Negotiations and Agreements — 1.2 Agreements involving the Company’s Securities”

Item 6.
Purposes of the Transaction and Plans or Proposals.

(b)
Use of the Securities Acquired.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 4. Effects of the Proposal”

(c)
Plans.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part VII Letter from the Board — 3. Pre-condition and Conditions of the Proposal and the Scheme”

•
“Part X Explanatory Memorandum — 10. Reasons for and Benefits of the Proposal”

•
“Part X Explanatory Memorandum — 11. Offeror’s Intention regarding the Company”

•
“Part X Explanatory Memorandum — 12. Implementation of the Proposal and Voluntary Withdrawal of Listing of Shares”

•
“Part II U.S. Special Factors — 2. Purposes, Reasons for, and Benefits of the Proposal”

•
“Part II U.S. Special Factors — 4. Effects of the Proposal”

Item 7.
Purposes, Alternatives, Reasons and Effects.

(a)
Purposes.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 10. Reasons for and Benefits of the Proposal”

•
“Part II U.S. Special Factors — 2. Purposes, Reasons for, and Benefits of the Proposal”

(b)
Alternatives.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 3. Fairness — 3.2 The Company”

(c)
Reasons.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 12. Reasons for and Benefit of the Proposal”

•
“Part II U.S. Special Factors — 1. Past Contacts, Transactions, Negotiations and Agreements — 1.1 Past Contacts, Transactions and Negotiations”

•
“Part II U.S. Special Factors — 2. Purposes, Reasons for and Benefits of the Proposal”

(d)
Effects.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 11. Offeror’s intention regarding the Company”

•
“Part II U.S. Special Factors — 4. Effects of the Proposal”

Item 8.
Fairness of the Transaction.

(a)
Fairness.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 3. Fairness”

(b)
Factors Considered in Determining Fairness.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 3. Fairness”

(c)
Approval of Security Holders.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 3. Conditions of the Proposal and the Scheme”

•
“Part X Explanatory Memorandum — 6. Scheme of Arrangement under Section 86 of the Companies Act and the Court Meeting”

•
“Part X Explanatory Memorandum — 7. Additional Requirements Imposed by Rule 2.10 of the Takeovers Code”

•
“Part X Explanatory Memorandum — 8. Binding Effect of the Scheme”

•
“Part X Explanatory Memorandum — 17. Scheme Shares, Court Meeting and Extraordinary General Meeting”

(d)
Unaffiliated Representative.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 3. Fairness”

(e)
Approval of Directors.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 3. Fairness — 3.2 The Company”

(f)
Other Offers.   Not applicable.

Item 9.
Reports, Opinions, Appraisals and Negotiations.

(a)
Report, Opinion or Appraisal.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part IX Letter from the Independent Financial Adviser”

•
“Part II U.S. Special Factors — 3. Fairness”

(b)
Preparer and summary of the report, opinion or appraisal.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part IX Letter from the Independent Financial Adviser”

•
“Part II U.S. Special Factors — 3. Fairness — 3.2 The Company — Summary of Report and Opinion of the Independent Financial Adviser”

(c)
Availability of Documents.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part II U.S. Special Factors — 3. Fairness — 3.2 The Company — Summary of Report and Opinion of the Independent Financial Adviser”

•
“Part II U.S. Special Factors — 6. Available Information”

Item 10.
Source and Amounts of Funds or Other Consideration.

(a)
Source of Funds.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 5. Source and Amount of Funds or Other Consideration — 5.1 Source of Funds”

(b)
Conditions.   The Offeror does not have alternative financing plans. The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 5. Source and Amount of Funds or Other Consideration — 5.1 Source of Funds”

(c)
Expenses.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 5. Source and Amount of Funds or Other Consideration — 5.2 Expenses”

(d)
Borrowed Funds.   Not applicable.

Item 11.
Interest in Securities of the Subject Company.

(a)
Securities Ownership.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part X Explanatory Memorandum — 4. Shareholding Structure of the Company”

•
“Appendix II General Information Relating to the Offeror — 2. Disclosure of Interests”

•
“Appendix II General Information Relating to the Offeror — 5. Miscellaneous”

•
“Appendix III General Information Relating to the Group — 4. Disclosure of Interests, Dealings and Other Arrangements — (d) Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)
Securities Transactions.   The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Part II U.S. Special Factors — 1. Past Contacts, Transactions, Negotiations and Agreements — 1.3 Transactions in the Company’s Securities”

Item 12.
The Solicitation or Recommendation.

(d)
Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part VIII Letter from the Independent Board Committee”

•
“Part X Explanatory Memorandum — 3. Conditions of the Proposal and the Scheme”

•
“Part X Explanatory Memorandum — 17. Scheme Shares, Court Meeting and Extraordinary General Meeting”

•
“Appendix III General Information relating to the Group — 4. Disclosure of Interests, Dealings and Other Arrangements”

(e)
Recommendations to Others.   The information set forth in the Scheme Document under the following captions is incorporated herein by reference:

•
“Part II U.S. Special Factors — 3. Fairness — 3.1 The Offeror and Ping An Group”

•
“Part II U.S. Special Factors — 3. Fairness — 3.2 The Company”

Item 13.
Financial Information.

(a)
Financial Information.   The audited financial statements of the Company as of and for the years ended December 31, 2023 and 2024 are incorporated herein by reference to the consolidated financial statements of the Company included under Item 18 in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on April 24, 2025. The information set forth in the Scheme Document under the following caption is incorporated herein by reference:

•
“Appendix I Financial Information of the Group — 1. Financial Summary of the Group”

(b)
Pro Forma Information.   Not applicable.

Item 14.
Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations.   None.

(b)
Employees and Corporate Assets.   None.

Item 15.
Additional Information.

(c)
Other Material Information.   The information set forth in the Scheme Document, including all appendices thereto, is incorporated in its entirety herein by reference.

Item 16.
Exhibits.

Exhibit Number	Description
(a)(3)(1)	Draft Scheme Document, dated , 2025.
(a)(3)(2)*	Form of proxy card of the Court Meeting for Scheme Shareholders of the Company.
(a)(3)(3)*	Form of proxy card of the Extraordinary General Meeting for Shareholders of the Company.
(a)(3)(4)	Form of voting instruction card for holders of ADSs.
(a)(5)(1)*
Announcement dated March 3, 2025 of the Company regarding the suspension of trading of the Company’s Shares on the Main Board of The Stock Exchange of Hong Kong Limited (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on March 3, 2025).

(a)(5)(2)*
Joint Announcement dated March 3, 2025 of the Company and the Offeror relating to the proposed privatization of the Company by the Offeror by way of a scheme of arrangement under Section 86 of the Companies Act (2025 Revisions) of the Cayman Islands (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on March 3, 2025).

(a)(5)(3)*
Joint Announcement dated May 15, 2025 of the Company and the Offeror relating to the Offeror requesting the Board to put forward the Proposal to the Scheme Shareholders for the privatization of the Company by way of a scheme of arrangement under Section 86 of the Companies Act, subject to the satisfaction of the Pre-Condition and satisfaction or waiver of the Conditions, as applicable (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on May 15, 2025).

(a)(5)(4)*
Announcement dated May 16, 2025 of the Company relating to the appointment of Independent Financial Adviser (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on May 16, 2025).

(a)(5)(5)*
Joint Announcement dated June 5, 2025 of the Company and the Offeror relating to the delay in dispatch of the scheme document in connection with the proposed privatization of the Company and the proposed withdrawal of listing of the Company (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on June 5, 2025).

(a)(5)(6)*
Joint Announcement dated July 9, 2025 of the Company and the Offeror relating to the satisfaction of the pre-condition in connection with the proposed privatization of the Company and the proposed withdrawal of listing of the Company (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on July 9, 2025).

(b)	None.
(c)(1)
Draft Letter from Gram Capital Limited, the independent financial adviser to the independent board committee of the Company, dated            , 2025 (included in “Part IX — Letter from the Independent Financial Adviser” of the Scheme Document filed herewith as Exhibit (a)(3)(1)).

(d)(1)*	Non-binding Letter of Support from M&G Investments Limited
(d)(2)*	Non-binding Letter of Support from SVF Fax Subco (Singapore) Pte. Ltd.
(f)	None.
(g)	None.
107*	Calculation of Fee Table

*
Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 15, 2025
OneConnect Financial Technology Co., Ltd.
By:
/s/ Dangyang Chen

Name:
Dangyang Chen

Title:
Chairman of the Board and Chief
Executive Officer

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 15, 2025
Bo Yu Limited
By:
/s/ Dong Yanmei

Name:
Dong Yanmei

Title:
Director

Ping An Insurance (Group) Company of China, Ltd.
By:
/s/ Xie Yonglin

Name:
Xie Yonglin

Title:
Executive Director, President and Co-CEO